Exhibit 2
                                                                       ---------

                                                                25 November 2005


                             WPP GROUP PLC ("WPP")
                 ---------------------------------------------
                 STATEMENT REGARDING AEGIS GROUP PLC ("AEGIS")

WPP notes the announcement by Aegis today. To avoid any possible confusion regarding the content of the indicative proposal submitted by WPP and affiliated funds of Hellman & Friedman LLC to the board of Aegis on 16 November 2005, set out below is an extract from the proposal regarding a possible offer by a new company ("NewCo") which would have been formed for the purposes of making the offer:

"The precise ownership structure of NewCo has yet to be finalised. It is currently intended that a combination of Hellman & Friedman Europe Limited, acting in its capacity as an investment advisor to Hellman & Friedman Capital Partners V, L.P. and its affiliates (collectively, "HFCP V" or "H&F"), WPP Group plc ("WPP") and one other party would own NewCo.

We believe we will be in a position to update you shortly on the precise structure of the proposed NewCo offer.

Subject as referred to above and to the pre-conditions set out below, we would be prepared to offer 130 pence in cash for each Aegis share. Finalisation of the proposed NewCo ownership structure would, however, result in an enhanced offer being made in excess of 140 pence per Aegis share."

Enquiries:

Feona McEwan, WPP               Tel: +44 20 7408 2204


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